RECEIVED

2007 AUG -3 A 6:01 Rule 12g3-2(b) File No. 82-34825

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31.07.2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commissioi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025659

SUPPL

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Team Manager

PROCESSED
AUG 06 2007
THOMSON
FINANCIAL

Enclosures;

30-06-2007 Consolidated Financial Results (TRY)
30-06-2007 Consolidated Financial Results (USD)
Earnings Presentation for 2Q2007

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts are expressed in millions of USD)

	ASSETS	CURRENT PERIOD (30/06/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	900	1.935	2.835	1.056	2.165	3.221
II.	**Financial Assets Designated at Fair Value**	75	4.154	4.229	78	4.660	4.738
2.1	Trading Financial Assets (Net)	55	4.131	4.186	59	4 611	4.670
2.1.1	Government Debt Securities	50	4.131	4.181	26	4.611	4.637
2.1.2	Securities Representing Share in Equity	5	-	5	33	-	33
2.1.3	Other Marketable Securities	-	-	-	-	-	-
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	20	23	43	19	49	68
III.	**Banks and Other Financial Institutions**	25	1.504	1.529	22	1.971	1.993
IV.	**Receivables from Money Markets**	1	-	1	-	-	-
4.1	Interbank Money Market Placements	-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	1	-	1	-	-	-
V.	**Available-for-sale Financial Assets (Net)**	12.039	4.258	16.297	7.800	2.449	10.249
5.1	Securities Representing Share in Equity	5	-	5	4	-	4
5.2	Government Debt Securities	12.034	4.244	16.278	7.796	2.412	10.208
5.3	Other Marketable Securities	-	14	14	-	37	37
VI.	**Loans**	17.421	9.749	27.170	13.935	7.487	21.422
6.1	Loans	17.421	9.749	27.170	13.935	7 487	21.422
6.2	Loans under Follow-up	546	24	570	399	22	421
6.3	Specific Provisions (-)	546	24	570	399	22	421
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	-	-	-
8.1	Government Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	-	-	-
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	-	-	-
9.2.1	Financial Investments and Associates	-	-	-	-	-	-
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	14	-	14	13	-	13
10.1	Financial Subsidiaries	14	-	14	13	-	13
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	154	285	439	127	217	344
12.1	Gross Financial Lease Receivables	198	322	520	163	245	408
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	44	37	81	36	28	64
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	536	4	540	498	4	502
XV.	**Intangible Assets (Net)**	23	-	23	25	-	25
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	23	-	23	25	-	25
XVI.	**Tax Assets**	7	-	7	1	-	1
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	7	-	7	1	-	1
XVII.	**Immovables for Sale**	3	-	3	2	-	2
XVIII.	**Other Assets**	139	40	179	71	48	119
	TOTAL ASSETS	31.337	21.929	53.266	23.628	19.001	42.629

AKBANK T.A.Ş.

CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts are expressed in millions of USD)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/06/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	17.508	14.779	32.287	13.566	11.847	25.413
II.	**Trading Derivative Financial Liabilites**	30	24	54	12	34	46
III.	**Funds Borrowed**	131	7.197	7.328	112	6.912	7.024
IV.	**Funds from Money Market**	4.262	253	4.515	3.507	224	3.731
4.1	Funds from Interbank Money Market	13	9	22	29	-	29
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	4.249	244	4 493	3.478	224	3.702
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	617	18	635	544	20	564
VIII.	**Other Liabilities**	297	107	404	207	126	333
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	-	-
10.1	Gross Financial Lease Payables	-	-	-	-	-	-
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	-	-	-	-	-	-
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	280	74	354	253	12	265
12.1	General Loan Loss Provision	119	72	191	128	9	137
12.2	Restructuring Provision	-	-	-	-	-	-
12.3	Provision for Employ Benefits	48	-	48	39	-	39
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	113	2	115	86	3	89
XIII.	**Tax Liabilities**	199	37	236	143	33	176
13.1	Current Tax Liabilities	199	6	205	142	3	145
13.2	Deferred Tax Liabilities	-	31	31	1	30	31
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	-	-
XVI.	**Shareholders' Equity**	7.475	-22	7.453	5.065	12	5.077
16.1	Paid-in Capital	2.290	-	2.290	1.555	-	1.555
16.2	Capital Reserves	2.803	-22	2.781	1.453	12	1.465
16.2.1	Share Premium	1.298	-	1.298	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	50	-22	28	-103	12	(91)
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	1.455	-	1.455	1.556	-	1.556
16.3	Profit Reserves	1.407	-	1.407	864	-	864
16.3.1	Legal Reserves	402	-	402	271	-	271
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	1.001	-	1.001	576	-	576
16.3.4	Other Profit Reserves	4	-	4	17	-	17
16.4	Income or (Loss)	904	-	904	1.121	-	1.121
16.4.1	Prior Years' Income or (Losses)	-13	-	-13	4	-	4
16.4.2	Current Year Income or (Loss)	917	-	917	1.117	-	1.117
16.5	Minority Interest	71	-	71	72	-	72
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30.799	22.467	53.266	23.409	19.220	42.629

AKBANK T.A.Ş.
CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

(Amounts are expressed in millions of USD)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/06/2007)	PREVIOUS PERIOD (01/01-30/06/2006)
I.	**Interest Income**	3.141	2.150
1.1	Interest on Loans	1.892	1.266
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	68	42
1.3	Interest Received from Banks	54	29
1.4	Interest Received from Money Market Transactions	8	8
1.5	Interest Received from Marketable Securities Portfolio	1.080	789
1.5.1	Trading Financial Assets	199	141
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	881	625
1.5.4	Held-to-maturity Investments	-	23
1.6	Interest Received from Financial Lease Receivables	25	14
1.7	Other Interest Incomes	14	2
II.	**Interest Expense**	1.928	1.241
2.1	Interest on Deposits	1.458	973
2.3	Interest on Funds Borrowed	204	160
2.4	Interest on Money Market Transactions	261	107
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	5	1
III.	**Net Interest Income (I-II)**	1.213	909
IV.	**Net Fees and Commissions Income**	386	292
4.1	Fees and Commissions Received	477	366
4.1.1	Cash Loans	28	30
4.1.2	Non-cash Loans	18	14
4.1.3	Other	431	322
4.2	Fees and Commissions Paid	91	74
4.2.1	Cash Loans	11	13
4.2.2	Non-cash Loans	-	-
4.2.3	Other	80	61
V.	**Dividend Income**	9	6
VI.	**Net Trading Income / (Loss)**	52	16
6.1	Trading Gains or (Losses) on Securities (net)	(17)	82
6.2	Foreign Exchange Gains or (Losses) (net)	69	(66)
VII.	**Other Operating Income**	328	201
VIII.	**Operating Income (III+IV+V+VI+VII)**	1.988	1.424
IX.	**Provision for Loan Losses and Other Receivables (-)**	253	144
X.	**Other Operating Expenses (-)**	633	524
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	1.102	756
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	1.102	756
XVI.	**Provision for Income Taxes (±)**	187	124
16.1	Current Tax Provision	195	138
16.2	Deferred Tax Provision	(8)	(14)
XVII.	**Operating Income / (Loss) After Taxes**	915	632
17.1	From closed Operations	-	-
17.2	Other	915	632
XVIII.	**Net Income / (Loss) (XV±XVI)**	915	632
18.1	Income / (Loss) of Group	917	631
18.2	Income / (Loss) of Minority Rights	(2)	1

AKBANK T.A.Ş.
CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2007 AND 31 DECEMBER 2006

File No : 82 - 34825

(Amounts are expressed in thousands of YTL)

	ASSETS	CURRENT PERIOD (30/06/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Balances with the Central Bank**	1.179.023	2.534.536	3.713.559	1.494.836	3.062.533	4.557.369
II.	**Financial Assets Designated at Fair Value**	99.109	5.441.458	5.540.567	111.019	6.593.265	6.704.284
2.1	Trading Financial Assets (Net)	72.871	5.410.710	5.483.581	84.101	6.524.360	6 608.461
2.1.1	Government Debt Securities	65.757	5.410.710	5.476.467	36.336	6 524.360	6.560 696
2.1.2	Securities Representing Share in Equity	7.114	-	7.114	47.273	-	47.273
2.1.3	Other Marketable Securities	-	-	-	492	-	492
2.2	Reclassed as Financial Assets Designated at Fair Value	-	-	-	-	-	-
2.2.1	Government Debt Securities	-	-	-	-	-	-
2.2.2	Securities Representing Share in Equity	-	-	-	-	-	-
2.2.3	Other Marketable Securities	-	-	-	-	-	-
2.3	Trading Derivative Financial Assets	26.238	30.748	56.986	26.918	68.905	95.823
III.	**Banks and Other Financial Institutions**	32.442	1.970.101	2.002.543	31.002	2.789.563	2.820.565
IV.	**Receivables from Money Markets**	1.433	-	1.433	9	-	9
4.1	Interbank Money Market Placements	-	-	-	-	-	-
4.2	Receivables from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements	1.433	-	1.433	9	-	9
V.	**Available-for-sale Financial Assets (Net)**	15.771.212	5.577.886	21.349.098	11.037.037	3.464.256	14.501.293
5.1	Securities Representing Share in Equity	6 521	110	6 631	5.521	110	5.631
5.2	Government Debt Securities	15.764.691	5.559.903	21.324.594	11.031.516	3.412.308	14 443.824
5.3	Other Marketable Securities	-	17.873	17.873	-	51.838	51.838
VI.	**Loans**	22.822.022	12.771.840	35.593.862	19.717.755	10.594.895	30.312.650
6.1	Loans	22.822.022	12.771.840	35.593.862	19.717.755	10.594.895	30.312.650
6.2	Loans under Follow-up	715.119	31.428	746.547	564.306	31.498	595.804
6.3	Specific Provisions (-)	715.119	31.428	746 547	564.306	31.498	595.804
VII.	**Factoring Receivables**	-	-	-	-	-	-
VIII.	**Held-to-maturity Investments (Net)**	-	-	-	-	-	-
8.1	Government Debt Securities	-	-	-	-	-	-
8.2	Other Marketable Securities	-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	-	-	-	-	-	-
9.1	Consolidated Investments and Associates under Equity Method	-	-	-	-	-	-
9.2	Non-Consolidated Investments and Associates	-	-	-	-	-	-
9.2.1	Financial Investments and Associates	-	-	-	-	-	-
9.2.2	Non-Financial Investments and Associates	-	-	-	-	-	-
X.	**Subsidiaries (Net)**	17.824	34	17.858	18.225	34	18.259
10.1	Financial Subsidiaries	17.824	34	17.858	18.225	34	18.259
10.2	Non-Financial Subsidiaries	-	-	-	-	-	-
XI.	**Jointly Controlled Associates**	-	-	-	-	-	-
11.1	Consolidated Jointly Controlled Associates under Equity Method	-	-	-	-	-	-
11.2	Non-Consolidated Jointly Controlled Associates	-	-	-	-	-	-
11.2.1	Financial Jointly Controlled Associates	-	-	-	-	-	-
11.2.2	Non-Financial Jointly Controlled Associates	-	-	-	-	-	-
XII.	**Receivables from Lease Transactions**	200.688	373.927	574.615	179.321	307.892	487.213
12.1	Gross Financial Lease Receivables	258.958	421.981	680.939	230.797	346.825	577.622
12.2	Operational Lease Receivables	-	-	-	-	-	-
12.3	Other	-	-	-	-	-	-
12.4	Unearned Income (-)	58.270	48.054	106.324	51.476	38.933	90.409
XIII.	**Derivative Financial Assets for Hedge Purposes**	-	-	-	-	-	-
13.1	Hedging for Fair Value Risk	-	-	-	-	-	-
13.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
13.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XIV.	**Property and Equipment (Net)**	702.604	4.798	707.402	704.618	6.197	710.815
XV.	**Intangible Assets (Net)**	29.875	380	30.255	34.696	140	34.836
15.1	Goodwill	-	-	-	-	-	-
15.2	Other	29.875	380	30.255	34.696	140	34.836
XVI.	**Tax Assets**	9.434	-	9.434	1.736	192	1.928
16.1	Current Tax Assets	-	-	-	-	-	-
16.2	Deferred Tax Assets	9.434	-	9.434	1.736	192	1.928
XVII.	**Immovables for Sale**	3.332	-	3.332	3.279	-	3.279
XVIII.	**Other Assets**	182.711	52.197	234.908	100.364	67.287	167.651
	TOTAL ASSETS	41.051.709	28.727.157	69.778.866	33.433.897	26.886.254	60.320.151

CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of YTL)

	LIABILITIES and SHAREHOLDERS' EQUITY	CURRENT PERIOD (30/06/2007)			PREVIOUS PERIOD (31/12/2006)		
		TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	**22.936.033**	**19.359.898**	**42.295.931**	**19.195.667**	**16.763.054**	**35.958.721**
II.	**Trading Derivative Financial Liabilites**	**39.948**	**31.533**	**71.481**	**16.756**	**48.429**	**65.185**
III.	**Funds Borrowed**	**171.736**	**9.428.077**	**9.599.813**	**158.642**	**9.780.152**	**9.938.794**
IV.	**Funds from Money Market**	**5.582.802**	**331.263**	**5.914.065**	**4.962.118**	**317.174**	**5.279.292**
4.1	Funds from Interbank Money Market	16 517	12.035	28.552	41.064	-	41.064
4.2	Funds from Istanbul Stock Exchange Money Market	-	-	-	-	-	-
4.3	Funds Provided Under Repurchase Agreements	5.566.285	319.228	5.885.513	4.921.054	317.174	5.238.228
V.	**Marketable Securities Issued (Net)**	-	-	-	-	-	-
5.1	Bills	-	-	-	-	-	-
5.2	Asset Backed Securities	-	-	-	-	-	-
5.3	Bonds	-	-	-	-	-	-
VI.	**Funds**	-	-	-	-	-	-
VII.	**Miscellaneous Payables**	**807.628**	**24.033**	**831.661**	**770.193**	**27.446**	**797.639**
VIII.	**Other Liabilities**	**388.698**	**140.930**	**529.628**	**293.949**	**178.761**	**472.710**
IX.	**Factoring Payables**	-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	-	-	-	-	-	-
10.1	Gross Financial Lease Payables	-	-	-	-	-	-
10.2	Operational Financial Lease Payables	-	-	-	-	-	-
10.3	Other	-	-	-	-	-	-
10.4	Deferred Financial Lease Expenses (-)	-	-	-	-	-	-
XI.	**Derivative Financial Liabilities for Hedge Purposes**	-	-	-	-	-	-
11.1	Hedging for Fair Value Risk	-	-	-	-	-	-
11.2	Hedging for Cash Flow Risk	-	-	-	-	-	-
11.3	Hedging for Net Investments Risk in Abroad	-	-	-	-	-	-
XII.	**Provisions**	**367.429**	**96.426**	**463.855**	**358.323**	**15.972**	**374.295**
12.1	General Loan Loss Provision	155.843	93.819	249.662	181.240	12.138	193.378
12.2	Restructuring Provision	-	-	-	-	-	-
12.3	Provision for Employ Benefits	62.709	34	62.743	55 051	-	55.051
12.4	Insurance Technical Provisions (Net)	-	-	-	-	-	-
12.5	Other Provisions	148.877	2.573	151.450	122.032	3.834	125.866
XIII.	**Tax Liabilities**	**260.425**	**48.945**	**309.370**	**201.222**	**47.707**	**248.929**
13.1	Current Tax Liabilities	260.425	8 475	268.900	200.392	4.788	205.180
13.2	Deferred Tax Liabilities	-	40.470	40.470	830	42.919	43.749
XIV.	**Satış Amaçlı Duran Varlıklara İlişkin Borçlar**	-	-	-	-	-	-
XV.	**Subordinated Loans**	-	-	-	-	-	-
XVI.	**Shareholders' Equity**	**9.791.425**	**- 28.363**	**9.763.062**	**7.167.159**	**17.427**	**7.184.586**
16.1	Paid-in Capital	3.000.000	-	3.000.000	2.200.000	-	2.200.000
16.2	Capital Reserves	3.671.459	- 28.363	3.643.096	2.055.460	17.427	2.072.887
16.2.1	Share Premium	1.700.000	-	1.700.000	-	-	-
16.2.2	Share Cancellation Profits	-	-	-	-	-	-
16.2.3	Marketable Securities Valuation Fund	65.567	- 28.363	37.204	- 146 435	17.427	(129 008)
16.2.4	Property and Equipment Revaluation Differences	-	-	-	-	-	-
16.2.5	Intangible Assets Revaluation Differences	-	-	-	-	-	-
16.2.6	Non-paid-up Shares of Investments and Associates, Subsidiaries and Jointly Controlled Associates	-	-	-	-	-	-
16.2.7	Hedge Funds	-	-	-	-	-	-
16.2.8	Immovables for Sale Revaluation Differences	-	-	-	-	-	-
16.2.9	Other Capital Reserves	1.905.892	-	1.905.892	2.201.895	-	2.201.895
16.3	Profit Reserves	1.842.821	-	1.842.821	1.223.505	-	1.223.505
16.3.1	Legal Reserves	526 433	-	526.433	382.801	-	382.801
16.3.2	Status Reserves	-	-	-	-	-	-
16.3.3	Extraordinary Reserves	1.310.787	-	1.310.787	816.263	-	816.263
16.3.4	Other Profit Reserves	5.601	-	5.601	24.441	-	24.441
16.4	Income or (Loss)	1.184.651	-	1.184.651	1.586 124	-	1.586 124
16.4.1	Prior Years' Income or (Losses)	- 16.524	-	- 16.524	5.979	-	5.979
16.4.2	Current Year Income or (Loss)	1.201.175	-	1.201.175	1.580.145	-	1.580.145
16.5	Minority Interest	92.494	-	92 494	102.070	-	102.070
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**40.346.124**	**29.432.742**	**69.778.866**	**33.124.029**	**27.196.122**	**60.320.151**

AKBANK T.A.Ş.

CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 30 JUNE 2007 AND 30 JUNE 2006

(Amounts are expressed in thousands of YTL)

	INCOME and EXPENSES	CURRENT PERIOD (01/01-30/06/2007)	PREVIOUS PERIOD (01/01-30/06/2006)
I.	**Interest Income**	**4.114.870**	**3.042.042**
1.1	Interest on Loans	2.479.027	1.791.088
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey	89.734	59.038
1.3	Interest Received from Banks	71.184	40.994
1.4	Interest Received from Money Market Transactions	11.091	11.013
1.5	Interest Received from Marketable Securities Portfolio	1.414.675	1.116.848
1.5.1	Trading Financial Assets	260.520	200.133
1.5.2	Financial Assets Designated at Fair Value	-	-
1.5.3	Available-for-sale Financial Assets	1.154.155	884.526
1.5.4	Held-to-maturity Investments	-	32.189
1.6	Interest Received from Financial Lease Receivables	33.399	19.325
1.7	Other Interest Incomes	15.760	3.736
II.	**Interest Expense**	**2.525.715**	**1.755.758**
2.1	Interest on Deposits	1.909.546	1.376.387
2.3	Interest on Funds Borrowed	267.357	225.802
2.4	Interest on Money Market Transactions	341.517	151.910
2.5	Interest on Securities Issued	-	-
2.6	Other Interest Expenses	7.295	1.659
III.	**Net Interest Income (I-II)**	**1.589.155**	**1.286.284**
IV.	**Net Fees and Commissions Income**	**504.819**	**411.719**
4.1	Fees and Commissions Received	624.804	518.749
4.1.1	Cash Loans	36.608	42.540
4.1.2	Non-cash Loans	23.360	20.465
4.1.3	Other	564.836	455.744
4.2	Fees and Commissions Paid	119.985	107.030
4.2.1	Cash Loans	14.749	18.235
4.2.2	Non-cash Loans	88	554
4.2.3	Other	105.148	88.241
V.	**Dividend Income**	**11.200**	**9.147**
VI.	**Net Trading Income / (Loss)**	**68.499**	**23.154**
6.1	Trading Gains or (Losses) on Securities (net)	(21.638)	116.403
6.2	Foreign Exchange Gains or (Losses) (net)	90.137	(93.249)
VII.	**Other Operating Income**	**430.029**	**284.044**
VIII.	**Operating Income (III+IV+V+VI+VII)**	**2.603.702**	**2.014.348**
IX.	**Provision for Loan Losses and Other Receivables (-)**	**331.515**	**203.420**
X.	**Other Operating Expenses (-)**	**828.810**	**741.780**
XI.	**Net Operating Income / (Loss) (VIII-IX-X)**	**1.443.377**	**1.069.148**
XII.	**Excess Revenue After Acquasition**	-	-
XIII.	**Profit / (Loss) from Associates under Equity Method**	-	-
XIV.	**Income / (Loss) on Net Monetary Position**	-	-
XV.	**Income Before Taxation (XI+XII+XIII)**	**1.443.377**	**1.069.148**
XVI.	**Provision for Income Taxes (±)**	**244.163**	**174.678**
16.1	Current Tax Provision	254.948	195.191
16.2	Deferred Tax Provision	(10.785)	(20.513)
XVII.	**Operating Income / (Loss) After Taxes**	**1.199.214**	**894.470**
17.1	From closed Operations	-	-
17.2	Other	1.199.214	894.470
XVIII.	**Net Income / (Loss) (XV±XVI)**	**1.199.214**	**894.470**
18.1	Income / (Loss) of Group	1.201.175	892.918
18.2	Income / (Loss) of Minority Rights	(1.961)	1.552
	Earnings / (Loss) per share in YTL full	0,00400	0,00325

1H07 Consolidated Financial Results

July 30, 2007

AKBANK

Highlights

- Total assets increased 16% y-t-d
- Continued growth in loan portfolio of 17% y-t-d vis-a-vis sector's loan growth of 11%
- Deposits increased 18% y-t-d versus 7% growth in sector deposits
- Net commission income grew 23% y-o-y, driven by the strong growth in credit card and other banking transaction commissions
- Net profit reached TRY 1,201mn (USD 917mn), ROAE of 27.8%. After the adjustment of tax benefit and sale of assets, net profit is TRY 920mn.
- Akbank is envisaging higher than budget loan growth for the year

Highlights

Total Assets (TRY billion)


7%
8%
60.3
64.8
69.8
2006
March'07
June'07

Loans (TRY billion)


12.4%
12.8%
8%
9%
30.3
32.7
35.6
2006
March'07
June'07
Volume (TRY Billion)
Market share**

Deposits (TRY billion)


10.0%
10.6%
8%
9%
36.0
38.7
42.3
2006
March'07
June'07
Volume (TRY Billion)
Market share**

Net Profit* (TRY million)


893
182
711
35%
1,201
281
920
tax credit & sale of assets
1H06
1H07

* Net profit figures include tax credit (TRY 270mn for 1H07) and gain on sale of investments and immovables (TRY 11mn for 1H07 and TRY 182mn for 1H06)

** Market shares are according to consolidated figures. 1H07 consolidated sector figures are not released yet.

Yields & Cost of Funding

Average Yields & Cost of Funds of Major TL Assets

	1H06	3Q06	YE06	1Q07	1H07
Average Interest Yield on Loans	24%	25%	26%	26%	25%
Average Interest Yield on Sec.	16%	18%	18%	19%	20%
Average Cost of Funding	14%	17%	17%	17%	17%

Average Yields & Cost of Funds of Major FX Assets

	1H06	3Q06	YE06	1Q07	1H07
Average Interest Yield on Loans	6%	7%	7%	7%	7%
Average Interest Yield on Sec.	7%	7%	7%	7%	7%
Average Cost of Funding	4%	5%	5%	5%	4%

	2Q06	3Q06	4Q06	1Q07	2Q07
Quarterly NIM	4.9%	4.5%	4.7%	5.0%	5.3%

- Concentration on higher yielding products and repricing in a high rate environment is improving the NIM

Profitability

Profitability performance (TRY mn.)	1H06	1H07	change
Interest on loans	1,791	2,479	38%
Interest on securities	1,117	1,415	27%
Net interest income	1,286	1,589	24%
Net fee income	412	505	23%
Net income	893	1,201*	35%
ROAA (%)	**3.2%**	**3.7%***	
ROAE (%)	**28.0%**	**27.8%***	

- Higher yielding loan growth is the main contributor to strong growth in interest income

* Includes tax credit of TRY 270 mn. and gain on sale of investments TRY 11mn

Ratios

Balance sheet performance	2006	June'07
Gross Loans / Total Assets	51.2%	52.1%
Securities /Total Assets	35.2%	38.5%
Loans / Deposits	86.0%	85.9%
Deposits / Total Assets	59.6%	60.6%
NPL Ratio	1.9%	2.1%
Capital Adequacy Ratio (Basel II)	15.2%	18.2%

Consumer loan growth in 2Q is mainly driven by general purpose loans


Breakdown of Loans
85%
3%
4%
8%
15%
31%
18%
21%
31%
35%
16%
19%
30%
65%
2002
2006
June'07
Consumer
Small Business
Commercial
Corporate

Retail Banking - consumer loans


Consumer Loans[1] (TRY mn.)
19%y-t-d
4,448
1,949
1,376
1,122
6,110
2,962
1,295
1,853
6,353
3,058
1,208
2,087
7,249
3,362
1,192
2,694
2005
2006
March'07
June'07
General purpose
Auto loans
Mortgage


Spreads of Consumer Loans
3.1
3.0
Dec'06
June'07

- General purpose loan growth of 45.4% y-t-d vis-a-vis sector's loan growth of 29% and an increase in market share to 11.9% is a result of improved distribution capability
- Akbank's market shares in both consumer loans and mortgage loans are 13.4% and 13.1% respectively
- Market share in car loans is 20.1%
- NPL ratio in consumer loans continues to be 1.5%

[1] Numbers represent direct lending to individuals, excluding credit cards

Retail Banking - credit cards


Credit Card Loans
13.8
14.7
15.1
14.6
2,390
3,121
3,276
3,458
2005
2006
March'07
June'07


Spreads of Credit Cards
16.9
13.3
Dec'06
June'07


Credit Cards Quarterly Issuing Volume
13.6%
14.0%
14.0%
14.6%
14.2%
3,518
3,815
4,008
4,019
4,537
2Q06
3Q06
4Q06
1Q07
2Q07

Volume (TRY mn.) Market shares Spreads

- 11% growth in credit card loans y-t-d
- NPL ratio in credit cards shrank to 7.6% versus 8.1% last quarter
- Fall in spread mainly related to fall in the revolve rate

Retail Banking - small business

Small Business Loans[1] (TRY mn.)


14% y-t-d
4.344
6.130
6.511
6.960
2005
2006
March'07
June'07
Only 2% in FX

- Continues to provide the highest spread after credit cards
- Cross-sell ratio is 3.7x
- NPL ratio is 2.9%

Spreads of Small Business Loans


8.5
9.1
Dec'06
June'07

- Special credit packages for;
  - Certain sectors and regions (pharmaceuticals, agriculture, tourism etc.)
  - Dealer networks of corporate clients (ie. Microsoft, IBM, Bosch, Arçelik)

[1] Small business loans given to companies with sales turnover <USD 2 mn are granted by the retail banking unit

Commercial Banking

Commercial Loans[1]


5% y-t-d
17% y-t-d
1.92
2.47
2.48
2.59
1.26
1.96
2.05
2.30
YE05 YE06 1Q07 1H07
YE05 YE06 1Q07 1H07
TL cash loans
(TRY bn.)
FX cash loans
(USD bn.)

- Commercial loans are also considered as a hook product, which paves the way for further marketing opportunities like cash management services and foreign trade products

- 45 commercial banking centers
- Cross sell ratio is 3.8x
- NPL ratio is 2.4%

Spreads of Commercial Loans


3.5
3.6
Dec'06
June'07

[1] Medium size companies with sales turnover btw. USD 2–30 mn are serviced through our commercial banking unit

Corporate Banking


Corporate Banking (TRY mn.)
32% y-t-d
7,682
1,368
6,314
8,874
2,318
6,556
10,442
2,793
7,649
11,682
2,664
9,018
2005
2006
March'07
June'07
Corporate Loans
Project Finance

- Investment and acquisition financing supports growth in corporate loans
- Cross-sell ratio is 3.4x
- NPL ratio is 0.2%

Private Banking


Private Banking Assets (USD mn.)
15% y-t-d
5,471
6,040
6,463
6,952
2005
2006
March'07
June'07

- Broadened range of domestic and international investment products
- Top quality investment advisory service
- Cross-sell ratio in private banking is 3.5x

Composition of securities



Composition of securities (TRY bn.)
15.9
11.0
71.7%
28.3%
39.9%
60.1%
Fixed
Floating
TL
FX

- 99.5% of TL securities are carried under available-for-sale, profits and losses being booked under equity

Income statement - composition of interest income


Composition of interest income (TRY bn.)
35% y-o-y
3.0
4.1
Growth
59%
37%
4%
60%
34%
6%
38% y-o-y
27% y-o-y
June'06
June'07
Other
From securities
From Loans

- Growth in higher yielding loans has had a major impact on the composition of interest income

Net fees and commissions

Net Fees & Commissions (TRY mn.)


23%
412
505
June'06
June'07

Fees and commissions revenue contribution


Money transfer fees
Asset management fees
Corporate loan related
Consumer loan related
Other
2%
9%
10%
7%
20%
29%
Credit cards commissions
23%
Merchant commissions

- Net fee and commission income growth is mainly due to the rapid growth in credit card and other banking transaction commissions
- We will continue to implement and increase fees in all product areas

Improving fee income ratios in line with targets


Net fees & commissions/operating expense
49
52
64
62
2005
2006
1Q07
1H07


Net fees & commissions/operating income
19
23
25
25
2005
2006
1Q07
1H07*

* After the adjustment of tax credit of TRY 270 mn.

- We have already reached our medium term fee to income target of 25%

Based on consolidated figures

Operating costs


Composition of operating costs (TRY mn.)
305
121
44
61
79
373
150
61
93
79
384
136
62
107
69
474
143
70
134
127
349
141
49
79
80
412
155
49
122
86
1Q06
2Q06
3Q06
4Q06
1Q07**
2Q07**
Employee costs
Rent, repair & maintenance, amortisation
Marketing and advertisement
Other*

* SDIF premiums (TRY 15mn, 23mn, 31mn, 8mn, 17 mn. for 2Q06, 3Q06, 4Q06, 1Q07, 2Q07 respectively) deducted from operating expenses
Other costs include sundry taxes and duties, heating, lighting etc

** Based on bank only financials (Consolidated total operating expenses after SDIF is TRY 365mn for 1Q07 and TRY 447mn for 2Q07)

AKBANK

Efficiency ratios


Operating expense/average assets (%)
3.0
2.8
2.3
2.5
2005
2006
1Q07
1H07


Cost/income (%)
38.4
44.8
38.4
39.7
2005
2006
1Q07
1H07*

* After the adjustment of tax credit of TRY 270 mn.

- Targeted network & sales force growth and marketing expenses have continued to increase operating costs

Based on consolidated figures

Income statement summary

Income statement summary (1H07, TRY million)



1,589
505
68
444
-332
-829
-244
1,201
NII
Net fees income
Net trading income
Other income
Provisions
Operating expense
Tax
Net income

Balance sheet highlights

Consolidated (TRY mn.)	2006	1H07	Shares (%) 2006	Shares (%) 1H07	Change (%)
TOTAL ASSETS	**60,320**	**69,779**			**16**
Cash and Due from Banks	7,378	5,718	12	8	-23
Securities	21,206	26,890	35	39	27
Loans	30,313	35,594	50	51	17
TOTAL LIABILITIES	**53,135**	**60,016**			13
Deposits	35,959	42,296	60	61	18
Funds Borrowed	9,939	9,600	16	14	-3
TOTAL EQUITY	**7,185**	**9,763**	12	14	**36**

Income statement highlights

Consolidated (TRY mn.)	1H06	1H07	Change (%)
Interest Income	3,042	4,115	35
Interest Expense	(1,756)	(2,526)	44
Net Interest Income	**1,286**	**1,589**	**24**
FX Gain (Loss), Net	(93)	90	-
Provision for Loan Losses	(169)	(273)	62
Net Interest Income after FX, Income/Loss & NPL Prov.	**1,024**	**1,406**	**37**
Fees and Commissions (Net)	412	505	23
Profit on Trading Securities (Net)	116	(22)	-
Operating Profit	**2,014**	**2,604**	**29**
Operating Expenses	(742)	(829)	12
Income Before Tax	**1,069**	**1,443**	**35**
Tax	(175)	(244)	40
Net Income	**893**	**1,201**	**35**

Balance sheet highlights in USD

Consolidated (USD mn.*)	2006	1H07	Shares (%) 2006	Shares (%) 1H07
TOTAL ASSETS	**42,629**	**53, 266**		
Cash and Due from Banks	5,214	4,364	12	8
Securities	14,987	20,527	35	39
Loans	21,423	27,171	50	51
TOTAL LIABILITIES	**37,551**	**45,814**		
Deposits	25,413	32,287	60	61
Funds Borrowed	7,024	7,328	16	14
TOTAL EQUITY	**5,078**	**7,453**	12	14

** Figures are stated with exchange rates effective at respective dates*

Income statement highlights in USD

Consolidated (USD mn.*)	1H06	1H07
Interest Income	1,938	3,141
Interest Expense	(1,119)	(1,928)
Net Interest Income	**819**	**1,213**
FX Gain (Loss), Net	(59)	69
Provision for Loan Losses	(108)	(208)
Net Interest Income after FX, Income/Loss & NPL Prov.	**652**	**1,073**
Fees and Commissions (Net)	262	386
Profit on Trading Securities (Net)	74	17
Operating Profit	**1,283**	**1,988**
Operating Expenses	(472)	(633)
Income Before Tax	**681**	**1,102**
Tax	(111)	(186)
Net Income	**569**	**917**

** Figures are stated with exchange rates effective at respective dates*

Disclaimer Statement

END